Exhibit 2.1.1

AMENDMENT NO. 1 TO ASSET PURCHASE AGREEMENT

This Amendment No. 1 to ASSET PURCHASE AGREEMENT (this “Amendment”) is made and entered into as of January 3, 2006, by and between RADIANT SYSTEMS, INC., a Georgia corporation (“Purchaser”), SYNCHRONICS, INC., a Tennessee corporation (“Corporation”), and JEFF GOLDSTEIN (the “Shareholder”).

WHEREAS, the parties hereto have previously entered into that certain Asset Purchase Agreement, dated December 12, 2005, by and between Purchaser, Corporation, and Shareholder (the “Asset Purchase Agreement”); and

WHEREAS, the parties hereto now desire to make certain amendments to the Asset Purchase Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual warranties, representations, covenants, and agreements set forth herein, the parties agree as follows:

1.	Amendment of Asset Purchase Agreement. Section 1.03(c) of the Asset Purchase Agreement is hereby deleted in its entirety and restated as follows:

“(c) Purchase Price Refund.

(i) The parties hereto acknowledge that continuity in the reseller channel purchased by Purchaser from Seller (the “Synchronics Resellers”) is essential to the success of the Business and, in the absence of such continuity following Closing, the Business would have less value and the Purchase Price would have been smaller. In accordance with such acknowledgement and to assure Purchaser receives the benefit of the bargain, the parties agree that if more than 30% of Synchronics Resellers voluntarily terminate their Contracts with Purchaser prior to October 31, 2006, Seller will refund to Purchaser a portion of the Purchase Price as in Section 1.03(c)(ii) below. Any payment due pursuant to this provision shall be due and payable in immediately available funds on the third business day following the date Purchaser notifies Seller that such 30% threshold has been exceeded. Synchronics Resellers who voluntarily terminate their Contracts with Purchaser because of an announced change in Purchaser’s business policies shall not count towards the 30% threshold.

(ii) If the 30% threshold is exceeded on or prior to January 31, 2006, then Seller shall refund one million dollars ($1,000,000). Thereafter the refund amount shall reduce by one hundred eleven thousand dollars ($111,000) on February 1, 2006 and an additional one hundred eleven thousand ($111,000) on the first day of each calendar month thereafter. Each monthly amount, as so calculated, shall be effective in the event that the 30% threshold is exceeded within that month.”

2.	Effective Date. This Amendment shall be effective as of January 3, 2006.

3.	Remaining Terms Unaffected. Except for the amendment to the Asset Purchase Agreement set forth herein, all other provisions of the Asset Purchase Agreement shall remain in full force and effect and are incorporated herein as if fully set forth herein.

4.	Governing Law. This Amendment shall be governed by, and construed and enforced in accordance with, the laws of the State of Georgia without giving effect to principles of conflicts of laws.

5.	Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. This Amendment shall become binding when one or more counterparts hereof shall bear the signatures of all of the parties indicated as the signatories hereto.

[Signatures appear on next page]

IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the duly authorized officer of each party on May 1, 2006.

RADIANT SYSTEMS, INC

By:
Mark Haidet
Chief Financial Officer

SYNCHRONICS, INC.

By:
Jeff Goldstein
President

JEFF GOLDSTEIN

Jeff Goldstein

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